PhaseOut DMD: Review of Interim 24-Week Data January 25, 2018 Exhibit 99.2

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Rare Diseases: Utrophin Modulation Program for DMD

DMD

Disease Overview

Fatal Genetic disease caused by lack of dystrophin in muscle

~50,000 patients in US, EU and Japan (1)

Summit Approach

Utrophin modulation, a potential disease modifying approach that targets 100% of patients

Clinical Asset

Ezutromid: a small molecule utrophin modulator in Phase 2 clinical trial in patients

Discovery Activities

Collaboration with Oxford University to develop a pipeline of future generation utrophin modulators

(1) Orphanet, 2015

3 | January 2018 | PhaseOut DMD Interim Data

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Utrophin Protein: Shares Structural Similarities with Dystrophin PhaseOut DMD Interim Data January 2018 CRD CTD Actin Binding H1 H2 H4 H3 Rod domain Dystrophin protein Utrophin protein Source: Fairclough RJ, Wood MJ, Davies KE, Nat Rev Genet., 2013

Utrophin: Potential to Substitute for Dystrophin and Result in Less Severe Disease January 2018 PhaseOut DMD Interim Data

PhaseOut DMD:
A Phase 2 Proof of Concept Trial of Ezutromid

Design:	Non-randomized, open label 48-week trial with extension phase Two formulations: F3 (suspension), F6 (powder)
Subjects:	40 ambulatory DMD boys, fully enrolled 5-10 years old Able to walk >300m in six minute walk, <80% predicted On stable dose of steroids at least 6 months
Trial Sites:	9 US 7 UK
Endpoints: **(after 48 weeks)**	*Primary:* leg MRS parameters *Secondary:* biopsy parameters *Exploratory:* range of functional endpoints *Other:* safety and pharmacokinetics
Interim Data: **(after 24 weeks)**	Biopsy, MRS and functional parameters analyzed after 24 weeks of ezutromid treatment

6 | January 2018 | PhaseOut DMD Interim Data

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Wk 48 PhaseOut DMD: A Phase 2 Proof of Concept Trial of Ezutromid PhaseOut DMD Interim Data January 2018 Cohort 1: 2.5 g BID F3 Formulation (n=30) Cohort 2: 1.0 g BID F6 Formulation (n=10) Optional Extension Phase Screening Optional Extension Phase Functional Tests D-28 Wk 12 MRI/MRS Wk 96+ Wk 72 Wk 36 Wk 24 D1 Biopsy n=23* n=15* *One patient withdrew from each group prior to their second biopsy

Overview of the 24-Week Assessments PhaseOut DMD Interim Data January 2018 Measure n Biopsy Assessments Developmental myosin (muscle damage) Utrophin expression Muscle fiber diameter (muscle maturity) 18-22 Magnetic resonance spectroscopy (MRS) 37 Functional Assessments: Six-minute walk distance North Star Ambulatory Assessment 39 Safety 40 Two patients withdrew from the trial for reasons unrelated to ezutromid; these two patients withdrew prior to having their second biopsy; one patient was scheduled to have the second biopsy at 24 weeks, the other at 48 weeks; One of the patients who withdrew had completed the other 24-week assessments

Scientific Rigor Applied to Biopsy Analyses

> Automated muscle biopsy imaging removes human bias, ensures quality of measures

> Analytical validation followed strict international guidelines on validation of analytical procedures (ICH Q2(RI) 2005)

- Control, Becker muscular dystrophy and DMD biobank samples used for validation work
- Excellent accuracy and precision seen in validation work

> Biopsy protocols ensured high quality, useable samples for PhaseOut DMD analysis

Biopsy samples taken → Samples frozen, shipped to Flagship Biosciences → Immediately tested for quality, stored for future analysis → Samples analyzed

- Two samples at each timepoint
- All 24-week biopsies contributed to the overall dataset
- Several thousand fibers analyzed per sample

9 | January 2018 | PhaseOut DMD Interim Data

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Significant Reduction in Muscle Damage after 24 Weeks of Ezutromid Treatment PhaseOut DMD Interim Data January 2018 Developmental myosin marks areas of muscle damage/repair Number of developmental myosin positive fibers increased with disease severity in validation studies Baseline Week 24 0 = no repair +1 +2 +3 = high amount of repair

24 Weeks of Ezutromid Treatment Significantly Reduced Muscle Damage PhaseOut DMD Interim Data January 2018 23% decrease in mean developmental myosin (MHCd) after 24 weeks 95% CI, -4.33, -0.90

24 Weeks of Ezutromid Treatment Significantly Reduced Muscle Damage PhaseOut DMD Interim Data January 2018 Individual Patients

24 Weeks of Ezutromid Treatment Increased Utrophin Intensity PhaseOut DMD Interim Data January 2018 Demonstrated 7% increase in mean utrophin intensity Baseline Week 24 Mean utrophin intensity 0.3 0.5 0.4 95% CI, -0.0052, 0.058

Additional 24-Week Findings in PhaseOut DMD

Fat fraction was measured using MRS. Mean fat fraction in the vastus lateralis was 14.7% at baseline and 18.5% at 24 weeks (n=37). Longer term dosing of patients is expected to be required to detect changes.

The mean six-minute walk distance was 404m at baseline and 395m at 24 weeks (n=39).

Mean North Star Ambulatory Assessment score was 25.0 at baseline and 24.4 at 24 weeks (n=39). All patients retained ambulation after 24-weeks of treatment.

Ezutromid has been well tolerated to date.

All patients achieved plasma levels of ezutromid sufficient to modulate utrophin, with no observed drug exposure relationships.


Mean
6-minute
Walk
Distance
Distance (meters)
450
400
350
300
250
200
150
100
50
0
Baseline
Week 24


Mean
North Star
Ambulatory
Assessment
Score
30
25
20
15
10
5
0
Baseline
Week 24

14 | January 2018 | PhaseOut DMD Interim Data

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Expect to See Positive Changes Across PhaseOut DMD Measurements Over Time PhaseOut DMD Interim Data January 2018 Start of Dosing Utrophin engagement (biopsy) Muscle fiber damage (biopsy) Muscle health including fat fraction (MRI) Functional endpoints

Route to Market Strategy: Driven by Clinical Data January 2018 PhaseOut DMD Interim Data Market PhaseOut DMD Proof of concept trial Pivotal Trial Data could support an accelerated or conditional approval pathway Market Positive 24-week data reported Top-line 48-week data expected to be reported Q3 2018 Design will be influenced by PhaseOut DMD

Contact Details investors@summitplc.com Twitter: @summitplc 136a Eastern Avenue Milton Park Oxfordshire UK One Broadway Cambridge Massachusetts US January 2018 PhaseOut DMD Interim Data